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EXHIBIT 99.5

DUE DILIGENCE AND INDICATION OF VALUE REPORT OF KAIZEN TECHNOLOGY

    DUE DILIGENCE

AND

INDICATION OF VALUE REPORT

KAIZEN FOOD CORPORATION

Of

Vancouver, BC

March 30, 2001

PREPARED BY
EVANS & EVANS, INC. AND INTEGRA BIOSCIENCE CONSULTING INC.

KAIZEN FOOD CORPORATION
TABLE OF CONTENTS

1.0	ASSIGNMENT & BACKGROUND	2
2.0	TERMS OF REFERENCE	2
3.0	TECHNOLOGY VALUATION	3
3.1	Overview
3.2	Management, Directors and Researchers
3.3	Status of the Technologies
3.4	Markets and Commercialization Strategy
3.5	Operations, Collaborations and Advisory Teams
3.6	Replacement Cost Summary
3.7	Secondary Model—Comparable Companies Approach
4.0	CONCLUSIONS	7
5.0	APPENDICES	8

I.  Assignment and Background

    Evans & Evans, Inc. ("Evans & Evans" or the "authors of the Report") was requested and directly engaged by Kaizen Food Corporation ("Kaizen" or the "Company") of Vancouver, British Columbia to prepare an independent Due Diligence and Indication of Value Report (the "Report") with regard to the current market value of the certain Recombinant Human Glycosylated Cystatin C technology ("the Technology") at a recent date. For purposes of the Report the Valuation Date is February 28, 2000. The reader should note that all scientific work carried out in preparation of the Report was conducted by Integra BioScience Consulting Inc. ("Integra").

    The information contained in the Report is intended for the internal purposes of the management of the Company, but may be used for inclusion in public disclosure documents. Evans & Evans will however, require that we review such public disclosure documents and provide written consent prior to submission. It is understood that such consent will not be unreasonably withheld, but that such review is necessary in order to ensure accuracy and consistency with the analysis done. Evans & Evans have not been able to quantify actual development costs associated with the Technology to date, and as a result, cannot provide an opinion regarding the fair market value of the Technology in the absence of additional due diligence and industry research. It should be clearly understood that the Report is not a formal valuation opinion, but rather an estimate of the market value of the Technology at the Valuation Date. Throughout the Report, specific points that have yet to be fully addressed in a formal valuation are identified. In preparing the Report, both Evans & Evans and Integra have relied primarily on information provided by Kaizen management.

    Kaizen Food Corporation was incorporated in July 1994 in British Columbia, Canada. The subject of the Report is a project being undertaken by the Company involving the production of low-cost recombinant glycosylated cystatins. The objective of this Report is to assign a market value estimate to the cystatin production Technology.

    Cystatins are small ubiquitous proteins that inhibit the potentially harmful effects of proteolysis, by tightly binding and inhibiting cysteine proteases. Proteases actively degrade proteins, and detrimentally affect human health by mediating both disease pathology and food spoilage. Proteases are implicated in diseases such as muscular dystrophy, AIDS, herpes, polio, cancers, autoimmune disorders, and Alzheimer disease. There are few commercial sources of cystatins, and those sources are so expensive that they prohibit widespread use. Cystatins are prone to denaturation and loss of activity when exposed to unfavorable conditions. Kaizen has overcome these problems by producing a low-cost, glycosylated recombinant human cystatin C ("HCC"). The process, using the Pichia pastoris eucharistic yeast expression system enhances the stability against heating and proteolysis. Kaizen has achieved a high level of purity of this protein, making it appropriate for commercial applications. The applications and markets for highly purified, heat stable, HCC include use as a research reagent, as a biopharmaceutical, as a food additive or preservative, as a crop protection agent, health food applications, and as a cosmetic additive.

II.  Terms of Reference

    In completing the Report, the following activities were carried out by Evans & Evans:

  •
  Interviewed Dr. Shuryo Nakai, PhD, Research Director of Kaizen Food Corporation and Professor Emeritus, Department of Food Science, UBC, Dr. Masahiro (Hiro) Ogawa, PhD Visiting Scientist, Department of Food Science, UBC, and Mr. Fred Tham, Director of Kaizen Foods.

  •
  Reviewed the educational credentials and occupational backgrounds of the Company's Directors/Officers and management team whose expertise is critical to the Company in achieving its stated business objectives.

  •
  Assessed the methodologies and technologies under development.

  •
  Assessed the progress of the Company to date in developing its technology.

  •
  Reviewed industry sectors pertaining to applications of proteases and protease inhibitors. Evans & Evans reviewed certain factors, statistics, industry trends and other information as they relate to the Company. Information was obtained from various publications and databases.

  •
  Reviewed the Company's Executive Summary and Business Plan, both dated March 22, 1997.

  •
  Reviewed a Market Assessment of Research and Development (MART) completed by BioManna dated January 2000.

  •
  Reviewed the status of the invention disclosures filed with the University-Industry Liaison Office (UILO) at UBC.

  •
  Conducted a telephone interview with Mr. Peter Wells of the University-Industry Liaison Office (UILO) at UBC.

  •
  Reviewed management prepared financial statements for the Company dated June 30, 1998.

  •
  Reviewed 5 year financial forecast for the Company.

  •
  Reviewed various articles as provided by the Company in the Nutrition Business Journal.

III. Technology Valuation

3.1   Overview

    The principals of Kaizen are T.F. Fred Tham, Dr. Shuryo Nakai, and Joseph Bowes. The research methodology for the production and purification of HCC was conceived in the laboratory of Dr. Nakai. The valuation model is a modified version of a replacement cost model, based on the assets, both tangible and intangible of the Company. The valuation estimate takes into account all reasonable costs that would be incurred to take another company to the same stage of development. The estimate of value is based on the sum of those parameters assessed in sections 3.2 through 3.6 of the Report.

3.2   Management, Directors and Researchers

    For very early stage biotechnology companies, management is the single most important criteria for future success. The value of a company is largely dependent on the people directing the development of its research and products. In the opinion of Integra, the important criteria are:

  •
  A mature and experienced management team.

  •
  A management team with a successful track record in biotechnology.

  •
  The expertise in-house to commercialize a product.

  •
  The expertise and knowledge to achieve the Company's business and scientific objectives.

  •
  Willingness and ability to hire key personnel to fill in any gaps in knowledge.

  •
  Realistic and pragmatic objectives regarding financing options and long-term goals for the company.

  •
  Recruitment of appropriate corporate advisors, including legal and accounting representatives, who are credible and knowledgeable.

    The principals in Kaizen are T.F. Fred Tham (75%), Dr. Shuryo Nakai (20%), and Joseph Bowes (5%). These individuals also make up the Kaizen management team. At this time, Kaizen does not have any advisory boards (scientific, clinical etc). Shuryo Nakai, PhD, is Research Director of the HCC

project. Dr. Nakai is former chairman of Food Biotechnology Canada/Japan Workshop and member of the Strategic Grant Selection Panel on Food, Agriculture and Aquaculture, Natural Science and Engineering Research Council of Canada. He has an international reputation and many publications in peer-reviewed journals. Soichiro Nakamura, PhD, initiated the HCC project and was working at University from July 1994 to June 1997. He is still involved with work on this project, in his lab in Japan. Masahiro Ogawa, PhD has worked on the project since April 1996, until present. As part of the on-going development of the Technology the researchers have published several scientific articles in peer-reviewed journals.

    In the opinion of Integra, the current management and research teams have the expertise and knowledge to lead the Company at this point in time. The replacement costs to recruit and retain management and researchers of this caliber would be in the range of $300,000 to $400,000.

3.3   Status of the Technologies

    The fundamental basis of any biotechnology or drug discovery company is its science and technology. The value of the science is reflected in the intellectual property ("IP") that the Company achieves. Although there are some concrete costs associated with IP that can easily be determined (such as patent costs) the real value is in the future potential for commercialization.

    Kaizen has filed a patent application in conjunction with Drs. Nakamura, Ogawa and Nakai through the University-Industry Liaison Office (UILO) office at UBC. Kaizen has exercised an option to license the technology from UBC, and owns 100% of the rights excepting ongoing negotiation between Kaizen and UBC. The patent (08159), titled "Glycosylated Cystatin Substitution Analogs with Improved Heat Stability and their Uses" currently covers the US and Canada only. While the US is the key target market, it is currently unclear if coverage in Europe is necessary to justify the cost of development of a therapeutic peptide. This increased cost needs to be balanced against the cost of patent prosecution and the likelihood of developing a successful product.

    Integra representatives interviewed the research scientists involved in the project, analyzed the status of the technology, and assessed potential marketability. Integra analysis concludes that initial results with HCC are promising. The purity, activity, and stability are appropriate for the applications suggested. Activity against a spectrum of protease inhibitors needs to be more fully defined and more extensive studies would be required to determine antibacterial/tumor/viral activities. Most importantly, scale-up needs to be optimized to determine if sufficient quantities of highly purified and active HCC can be produced.

    In assigning a value to this technology Integra made the following consideration and assumptions:

  •
  Sufficient amounts of active, purified protein will be produced during scale-up.

  •
  Dr. Nakai continues to oversee and participate in the research.

  •
  Potential results with other modified cystatins are not being considered at this time.

    The replacement cost of developing the technology to its current state is estimated to be in the range of $300,000 to $400,000. Included in this estimate are the intangible values associated with the IP, as well as concrete costs such as those that would be incurred to fund 8 years of post-doctoral research, computer modeling time, oligonucleotides and reagents, plus all lab expenses.

3.4   Markets and Commercialization Strategy

    A MART was prepared for Kaizen in January 2000, which identified the key potential market segments for Kaizen technology. These included the global research industry, the food additives industry, the crop protection industry, the biopharmaceutical industry, and the cosmetics industry. Each industry sector presents varied commercial development applications for the Kaizen technology, and the investment level was evaluated relative to the potential market returns. The MART recommended that Kaizen would best consider a two-pronged market entry strategy involving pursuing out-licensing agreements with 1) the strategic research chemicals industry sector and 2) the biopharmaceutical industry sector. The food additives industry is one that also has much potential for Kaizen. In general, Integra support the findings of the MART, although the immediate potential of Kaizen working in the food additives industry was not addressed. A niche within this industry is already established. Integra also supports management of Kaizen in the assertion that licensing the technology is the most appropriate course for development and commercialization.

    In summary, Kaizen's HCC Technology has many potential industry applications. While other cystatins (included in the patent) are also part of the Kaizen pipeline, they are not included in this valuation. Although dependence on a single product, as opposed to a pipeline of varied products increases risk, the wide spectrum of application of the Technology justifies this strategy. The Company's Technology would need to pass certain regulatory procedures before it can enter the market place. Many of these including pre-clinical trials, and toxicology testing, are expensive and time consuming. It may be more suitable for Kaizen to leave much of this testing to a partner in the pharmaceutical or life sciences area with more substantial resources. Assuming that a licensing partner is available, and given that HCC has a varied commercial market, Integra estimates the commercialization potential to be in the range of $200,000 to $300,000.

3.5   Operations, Collaborations and Advisory Teams

    The entire HCC project conception and execution has been carried out as a result of collaboration between Kaizen and the Department of Food Science at UBC. For the project to proceed, other collaborations are recommended, including the following:

  •
  A collaboration to utilize large-scale fermenting facilities.

  •
  Outsourcing of specific biological studies.

    However, the benefit from the collaboration with the UBC department of Food Science to date is substantial. Integra's estimates the current replacement cost of the collaborations and existing operational facilities to be in the range of $100,000 to $150,000.

3.6   Financial Development

    Development of the Technology to date has necessitated certain expenditures. Evans & Evans requested, but did not receive financial statements as of a recent date for the Company. As a result, Evans & Evans estimate can provide only a very basic summary of costs incurred based on representations made by management.

    According to management, approximately $20,000 in costs has been incurred for the filing of patents to date. An additional $18,000 was spent on the market study previously referenced in the Report. While this does not represent a tangible asset to the Company, it is not unreasonable to expect that an arms length party would require similar market data before proceeding with the commercialization process.

    In order to assign value to the actual time spent developing the Technology, Evans & Evans has again relied upon the representations of management. According to management, Dr. Nakai's research time can be approximated at 4 hours per day over previous 10-year period. This time has been dedicated largely to programming activities for Randon-Centroid Optimization ("RCO") and Randon-Centroid Genetics ("RCG"). RCG has been successfully applied for site-directed mutagenesis of neutral protease (16 residues in the active site), human cystatin C (whole molecule with 120 residues), and cyclodextran-gluconotransferase (whole molecule with 970 residues).

    Dr. Nakamura worked with Dr. Nakai during the period of July 1994 through June 1997. The NSERC post-doctorate salary spent for him was approximately $30,000. Another scientist, Dr. Ogawa, joined the project in April 1996 and was supported by a Japanese Government fellowship for two years. Following that, Dr. Ogawa was given a post-doctorate stipend, for $35,000 by NSERC.

    In the opinion of Evans & Evans, the replacement cost associated with the activities described above is estimated to be in the range of $100,000 to $150,000.

3.7   Replacement Cost Summary

    The Replacement Cost approach is based on replicating the intellectual thoughts, experience and work, which are already embedded in the existing Technology. The Replacement Cost approach, therefore, considers the cost for undertaking the technical and intellectual work required to replace the existing technology that presently makes up the Company's Technology. While the Replacement Cost approach cost does not necessarily reflect the level of cash flow or income that the Technology may generate in the future, it does provide a basis on which, in the view of the authors of the Report, a notional purchaser would likely consider, as the highest price he/she would pay at the Valuation Date, given the current stage of development. In the opinion of Integra, and based on the review outlined in sections 3.1 through 3.6 of the Report, the current estimated market value of the Technology is in the range of $1,000,000 to $1,400,000. The calculation used in determining this range is provided on the following page.

Table 1: Indication of Value—Replacement Cost Model

Parameter	Valuation Estimate
Management, Directors, and Researchers	$0.3 - $0.4 million
Status of the Technologies	$0.3 - $0.4 million
Market and Commercialization Strategy	$0.2 - $0.3 million
Operations, Collaborations and Advisory Team	$0.1 - $0.15 million
Financial Development	$0.1 - $0.15 million
Total	$1.0 - $1.4 million

3.8   Secondary Model—Comparable Companies Approach

    Integra used a market-based approach for a secondary valuation to support the primary model. Kaizen has been compared to selected public biotechnology companies engaged in developing similar technologies. Market capitalization was used as an estimate of the value of the public companies, and was discounted back to arrive at a present value for Kaizen.

    Table 2 included below summarizes the recent market capitalization of each comparable company. Developmental status and indications are described in Table 3. The companies assessed have a market capitalization ranging from $168 million to $3.15 billion, with an average of $2.13 billion (Table 2). The companies were incorporated from 12 to 17 years ago, with an average of 15 years. Therefore, Integra estimates it would take Kaizen at least 15 years to reach the equivalent stage of development. Consistent with conventional discounted cash flow methods of valuing early-stage technology companies, a discount rate of 55-65% was used in estimate the present value of Kaizen.  Given Kaizen's current stage of development, the estimated value of the Company is in the range of $1 million to $3 million. This generally supports the valuation range for the Technology determined using the replacement cost model.

Table 2: Market Capitalization of Selected Companies (March 14, 2001)

Company	Symbol Exchange	Shares O/S (Million)	Recent Price (C$)	Market Cap (C$)
Agouron (bought by Pfizer)	PFE—Nasdaq	N/A	N/A	$3.15 billion
Vertex Pharmaceuticals Inc.	VRTX—Nasdaq	59	51.95	$3.06 billion
BioCryst Pharmaceuticals Inc.	BCRX—Nasdaq	17.5	9.62	$168.3 million
Average				$2.13 billion

Table 3: Background Information of Selected Therapeutic Companies

Company	Year Inc.	Selected Relevant Technology	Stage
Agouron	1984	HIV protease inhibitor Metalloprotease inhibitor (various cancers) Rhinovirus 3C Protease (RVP) Inhibitors	On Market Phase II/III Clinical
Vertex Pharmaceuticals Inc.	1989	HIV protease inhibitor MDR compound Incel™ MDR compunt VX-853	Phase III Phase II Phase I/II
BioCryst Pharmaceuticals Inc.	1986	Purine nucleoside phosphorylase inhibitor Serine protease inhibitor Influenza neuraminidase inhibitor	Phase III Phase I Preclinical

IV.  Conclusions

    In undertaking this analysis of the Technology, it was apparent to Evans & Evans and Integra that valuing the Technology based on traditional maintainable earnings or income-based approach was not appropriate at the Valuation Date. Evans & Evans and Integra did, however, believe it more realistic and reliable to base a determination of potential market value on an asset-based approach whereby the authors of the Report estimated the replacement cost of certain underlying intangible assets. A market-based approach was then used to confirm the overall range of value. Based on this analysis Evans & Evans and Integra estimated the current value of the Technology to be in the range of $1,000,000 to $1,400,000.

/S/ Bob McAlpine
 EVANS & EVANS, INC.

V.  APPENDIX

    Evans & Evans, Inc. was retained directly by the Company for the purposes of producing a valuation estimate of the Technology being developed by Kaizen Food Corporation. Evans & Evans subsequently retained Integra Bioscience Consulting Inc. to perform all scientific due diligence and analysis regarding the value and viability of the Technology. A brief description of the credentials of both Evans & Evans, and Integra is provided below.

Evans & Evans, Inc.

    Mr. Michael A. Evans, Principal, founded Evans & Evans, Inc. in 1989. For the past twelve years, he has been extensively involved in the financial services and management consulting fields in Vancouver, where he was a Vice-President of two firms, The Genesis Group (1986-1989) and Western Venture Development Corporation (1989-1990). Over this period he has been involved in the preparation of over 300 technical and assessment reports, business plans, business valuations, and feasibility studies for submission to various Canadian stock exchanges and securities commissions as well as for private purposes. Formerly, he spent three years in the computer industry in Western Canada with Wang Canada Limited (1983-1986) where he worked in the areas of marketing and sales. Mr. Evans also possesses several years' management experience in the food services industry with McDonald's Restaurants of Canada Ltd. in Richmond, British Columbia (1977-1980). Mr. Evans is a recent Instructor at the British Columbia Institute of Technology in the Faculty of Business.

    Mr. Michael A. Evans holds: a Bachelor of Business Administration degree from Simon Fraser University, British Columbia (1981); a Master's degree in Business Administration from the University of Portland, Oregon (1983) where he graduated with honors; the professional designation of Chartered Financial Analyst (CFA); and the professional designation of Chartered Business Valuator (CBV). Mr. Evans is a member of the Association for Investment Management and Research (AIMR), the Institute of Chartered Financial Analysts (ICFA), the Vancouver Society of Financial Analysts (VSFA) and the Canadian Institute of Chartered Business Valuators.

    Richard W. Evans, Principal, began full-time work with Evans & Evans, Inc. in 1992. Since then he has been involved in the financial services and management consulting fields and has been involved in the preparation of over 200 technical and assessment reports, business plans, business valuations, and feasibility studies for submission to the Vancouver and Alberta Stock Exchanges and the British Columbia and Alberta Securities Commissions as well as for private purposes. During the past year he, through Evans & Evans, Inc. has actively been involved in the process of evaluating and valuing various types of software applications for Canadian regulatory bodies, private companies, Canadian financial institutions and brokerage firms as well as government agencies related to: Shop Floor Data Collection and Analysis, Programmable Logic Controllers, Real-Time Data Analysis, Internet Software, Medical Software, Government Utility and Engineering Design, Telecommunications, Bank Debt Collection, Seismic Data Processing, 3D Engineering, Wireless Communication and Trading Floor Telecommunication.

    Mr. Evans holds: a Bachelor of Business Administration degree from Simon Fraser University, British Columbia (1981); a Master's degree in Business Administration from the University of Portland, Oregon (1984) where he graduated with honors. Mr. Evans is a Registered Student in the British Columbia Chapter of the Canadian Institute of Chartered Business Valuators (CICBV).

Integra Bioscience Consulting, Inc.

    Integra Bioscience Consulting, Inc is comprised of Dr. Lorin Charlton, and Dr Chrystal Palaty. A brief description of their respective backgrounds is included below.

    Dr. Lorin Charlton, Founder and CEO, completed her BSc degree at Simon Fraser University in 1991. She received a doctorate degree from the Faculty of Medicine, Department of Experimental Medicine in 1998, and completed a postdoctoral research position in the Department of Pathology at St. Paul's Hospital in 1999. Dr. Charlton was a founding member of Kinetek Pharmaceuticals Inc. where she served as Corporate Treasurer from 1991 to 1994. She was also co-founder and President of Biotek Ventures Inc., a biotechnology consulting company that was formed in 1999. She has established a province-wide group of associates with skills ranging from Patent Law to Regulatory Affairs. She draws on this wide-ranging expertise to tailor Integra's services to meet client needs.

    Dr. Chrystal Palaty, Vice-President, Corporate Development, received her BSc in 1989 from the Department of Biochemistry at the University of Victoria. She completed her PhD in the Faculty of Medicine, Department of Experimental Medicine at the University of British Columbia in 1995. She has held post-doctoral research positions at the University of Toronto and at the Research Institute of Toronto's prestigious Hospital for Sick Children (HSC).

    Integra is incorporated in the province of British Columbia. The Company provides consulting services to biotechnology and biopharmaceutical companies with respect to refining research and development (R&D) and commercialization of innovative technologies and products. Drs. Charlton and Palaty have considerable expertise in health and medical sciences. This knowledge has been gained through their familiarity with the biotechnology arena, their scientific and business knowledge and their interactions with University-Industry Liaison Offices (UILO) in Alberta and BC. Integra has developed a proprietary model for assessing the value of early-stage biotechnology companies.

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KAIZEN FOOD CORPORATION TABLE OF CONTENTS